UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Ensysce Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

293602 108
(CUSIP Number)

William Chang
520 El Camino Real
San Mateo, CA 94402
(650) 504-5956
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON William Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1) (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,640 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,640 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,640 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)	Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Business Combination (as defined below).

(2)	Includes (i) 750,293 shares of Common Stock owned by a revocable trust in which Mr. Chang and his wife are the trustees and beneficiaries and (ii) 1,845,347 shares of Common Stock owned by a trust in which Mr. Chang and First Republic Trust are the co-trustees.

(3)	Based on 24,275,541 shares of Ensysce Biosciences, Inc.’s common stock, par value $0.0001 per share outstanding as of June 30, 2021, as reported in Ensysce Biosciences, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 7, 2021.

(4)	See Disclosure in Items 2 and 5 of this Schedule 13D.

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Ensysce Biosciences, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 7946 Ivanhoe Avenue, Suite 201, La Jolla, California 92037.

Prior to the Business Combination (as defined below), the Issuer was known as Leisure Acquisition Corp. (“LACQ”).

Information given in response to each Item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by William Chang (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 520 El Camino Real, 9th Floor, San Mateo, CA 94402.

(c) The Reporting Person’s present principal occupation is a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of Former Ensysce (as defined below), beneficially owned by the Reporting Person were automatically converted into shares of Common Stock.

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Item 4. Purpose of Transaction.

Business Combination

On January 31, 2021, LACQ entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Ensysce Biosciences, Inc., a Delaware corporation (“Former Ensysce”), and EB Merger Sub, Inc., a Delaware corporation and wholly-owned, direct subsidiary of LACQ (“Merger Sub”). Pursuant to the Merger Agreement, on June 30, 2021 (the “Closing Date”), Merger Sub was merged with and into Former Ensysce, with Former Ensysce surviving the merger (“Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination on the Closing Date (the “Closing”), Former Ensysce became a wholly owned subsidiary of LACQ and the stockholders of Former Ensysce, as of immediately prior to the effective time of the Merger, received shares of LACQ and they currently hold a portion of the shares of Common Stock. On the Closing Date, at the effective time of the Merger, LACQ changed its name from “Leisure Acquisition Corp.” to “Ensysce Biosciences, Inc.” (“Ensysce”). As a result of the Business Combination, the Reporting Person acquired beneficial ownership of the shares of Common Stock as described in Item 5 of this Schedule 13D.

Lock-Up Agreement

At or prior to the Closing, certain stockholders of Ensysce (the “Lock-Up Stockholders”) entered into Lock-Up Agreements (the “Lock-Up Agreements”) with Ensysce, pursuant to which the Lock-Up Stockholders agreed not to transfer the shares of Common Stock such Lock-Up Stockholders received as consideration for the Merger, except to certain permitted transferees, until the earlier to occur of (a) one year after the completion of the Merger and (b) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction after Closing that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Under the Lock-Up Agreements, any permitted transferees will be subject to the same restrictions and other agreements as the Lock-Up Stockholders. Notwithstanding the foregoing, if the closing price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, the Lock-Up Stockholders’ shares of Common Stock will be released from the Lock-Up Agreements.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

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General

The Reporting Person acquired the securities in connection with his service as a director of the Issuer and for investment purposes. In his capacity as a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as set forth herein, the Reporting Person does not have any present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or, if applicable, its affiliates or whether the Reporting Person or, if applicable, any such affiliate will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

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Item 5. Interest in Securities of the Issuer.

(a) — (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The share information contained on the cover page of this Schedule 13D for William Chang includes (i) 750,293 shares of Common Stock owned by a revocable trust in which Mr. Chang and his wife are the trustees and beneficiaries and (ii) 1,845,347 shares of Common Stock owned by a trust in which Mr. Chang and First Republic Trust are the co-trustees; and does not include 1,282,710 shares held by trusts for family members in which Mr. Chang does not have beneficial ownership.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

At or prior to the Closing, the Issuer entered into an indemnification agreement (an “Indemnification Agreement”) with each of the Issuer’s directors and executive officers, including the Reporting Person. Each Indemnification Agreement requires the Issuer to indemnify and hold harmless the applicable director or named executive officer to the fullest extent authorized by the laws of the State of Delaware. Each Indemnification Agreement also requires the Issuer, subject to specific terms and conditions, to advance expenses to the director or officer. Each Indemnification Agreement also sets forth various procedures and definitions with respect to indemnification and advancement of expenses. In addition, under the Indemnification Agreements, the Issuer is obligated to maintain directors’ and officers’ liability insurance. With specified exceptions, the Indemnification Agreements do not obligate the Issuer to provide indemnification or advance expenses with respect to actions initiated by the director or officer or to indemnify the director or officer in connection with proceedings by the Issuer to enforce non-compete or non-disclosure agreements. To the extent the provisions of the Indemnification Agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed herewith as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference.

In his capacity as a director of the Issuer, the Reporting Person may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Omnibus Incentive Plan (the “Incentive Plan”), which became effective upon the Closing. Reference is made to the disclosure described in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed with SEC on June 16, 2021, in the section entitled “Proposal No. 6—The Incentive Plan Proposal” beginning on page 113 thereof, which is incorporated herein by reference. The foregoing description of the 2021 Omnibus Incentive Plan is qualified in its entirety by the full text of the Incentive Plan, which is Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Form of Lock-up Agreement executed by each of the Ensysce directors and named executive officers (incorporated by reference to Exhibit 10.16 to the Issuer’s Form S-4 filed by the Issuer on June 14, 2021, as amended).
2	Form of Indemnification Agreement executed by each of the Issuer’s directors and executive officers (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-38306), filed with the SEC on July 7, 2021).
3	Ensysce Biosciences, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.14 to the Issuer’s Form 8-K (File No. 001-38306), filed with the SEC on July 7, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

	By:	/s/ William Chang
William Chang